Filed Pursuant to Rule Number 424(b)(3)
Registration No.: 333-166930

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED MARCH 13, 2012
TO THE PROSPECTUS DATED MAY 2, 2011

This prospectus supplement (“Supplement No. 2”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), dated May 2, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, October 6, 2011 (“Supplement No. 1”). This Supplement No. 2 consolidates, supersedes and replaces Supplement No. 1 and should be read in conjunction with the Prospectus. This Supplement No. 2 forms a part of, and will be delivered with, the Prospectus.

The purposes of this Supplement No. 2 are to:

1.	Disclose the Company’s estimated net asset value as of December 31, 2011;
2.	Disclose the purchase price under the Company’s distribution reinvestment program (“DRIP”); and
3.	Update disclosure regarding the Company’s tender offer of shares of its common stock (“common stock”).

Estimated Net Asset Value as of December 31, 2011

On March 9, 2012, the Board of Directors of the Company determined and approved an estimated net asset value of $322.0 million and resulting estimated net asset value per share of common stock of $10.65, each as of December 31, 2011. Additionally, the Company believes there have been no material changes between December 31, 2011 and the date of this filing to the net values of the Company’s assets and liabilities that existed as of December 31, 2011. In connection with such determination, the Company also engaged an independent third party valuation firm to perform a review of its estimated values of assets and liabilities as of December 31, 2011. The third party valuation firm independently estimated a range of values for the Company’s assets and liabilities as of December 31, 2011 and confirmed that the Company’s estimated net asset value was reasonable and within the valuation firm’s estimated range.

Purchase Price under the DRIP

The DRIP provides the Company’s shareholders with an opportunity to purchase additional shares of common stock at a discount by reinvesting distributions. Under the DRIP, a shareholder may acquire, from time to time, additional shares of common stock by reinvesting cash distributions payable by the Company to such shareholder, without incurring any brokerage commission, fees or service charges. Pursuant to the terms of the DRIP, the price per share of common stock purchased under the DRIP cannot be discounted more than 5% from the then current net asset value per share of common stock. On March 9, 2012, in conjunction with its estimate of the value of a share of its common stock as of December 31, 2011, the Company’s Board of Directors confirmed the purchase price under its DRIP of $10.12 per share of common stock, which is a 5% discount to the estimated value per share of common stock of $10.65 as of December 31, 2011.

Tender Offer

The Company commenced a tender offer on October 3, 2011, pursuant to which it offered to acquire up to 2,040,816 shares of its common stock (the “Shares”) from the holders (“Holders”) of the Shares at a purchase price equal to $9.80 per Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in an offer to purchase and in the related letter of transmittal, (which together, as amended, constitute the “Offer”).

On December 19, 2011, the Company completed the Offer repurchasing from the Holders 2,040,816 Shares for approximately $20 million. The Offer expired at 12:00 Midnight, Eastern Standard Time, on December 1, 2011 and all payments for the Shares repurchased were distributed to the Holders. A total of 10,119,015 Shares were properly tendered and not withdrawn prior to the Offer’s expiration and, in accordance with the proration provisions applicable to the Offer, 2,040,816 Shares were repurchased by the Company.